EFES

04035409

File: 082-04144

July 7th, 2004

Erciyas

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Ef~~es Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED JUL 09 2004 WASH. D.C. 185

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the initial public offering process of Coca-Cola İçecek A.Ş.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dlo 7/13

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No: 1 Kartal 34870 İstanbul
Tel : (0 216) 586 80 00 Faks: (0 216) 306 25 17

ANADOLU EFES BİRACILIK VE MALT SANAYİİ AŞ
JULY 7TH, 2004

As earlier announced, our subsidiary Coca-Cola İçecek A.Ş. ("CCI"), applied to Capital Market Board of Turkey (CMB) for an initial public offering (IPO) on May 10th, 2004, through İş Yatırım Menkul Değerler A.Ş.

On the other hand, while the IPO preparations were underway, CCI also announced that the IPO could not take place in June 2004.

Within this respect, as the IPO work is continuing, the optimal conditions in the market are also awaited in order to conclude the IPO with highest success at the best time. However, the work regarding the offering of shares is not expected to be finalised before September.

The determination of our subsidiary and the selling shareholders with respect to the conclusion of the IPO within 2004 continues.

Any developments regarding this issue will be further announced.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr